SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2( c)
THEREUNDER
__________

Animas Resources Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Animas Resources Ltd.
(Name of Persons Filing Statement)

Common Shares, no par value*
(Title of Class of Securities)

035265 10 7
(CUSIP Number of Class of Securities)

Winnie Wong
Chief Financial Officer
Animas Resources Ltd.
410 - 325 Howe Street

Vancouver, British Columbia

V6C 1Z7
Canada
(604) 687-6197
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Gunasekera
McCullough O’Connor Irwin LLP
2600 Oceanic Plaza

1066 West Hastings Street
Vancouver, British Columbia V6E 3X1
Canada
(604) 687-7077

* Includes any limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan of Animas Resources Ltd.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Directors’ Circular, dated January 6, 2014, of Animas Resources Ltd. (the “Circular”)

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on page ii of the Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Marlin Offer (as herein defined) described in this Directors’ Circular (as herein defined), you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

RECOMMENDING
REJECTION
OF THE OFFER BY
MARLIN GOLD MINING LTD.
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF
ANIMAS RESOURCES LTD.
FOR
$0.10 IN CASH PER COMMON SHARE

THE BOARD OF DIRECTORS OF ANIMAS UNANIMOUSLY
RECOMMENDS THAT SHAREHOLDERS REJECT THE OFFER
AND NOT TENDER THEIR ANIMAS SHARES TO THE OFFER.

JANUARY 6, 2014

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Marlin Offer is made for securities of a Canadian issuer and, while the Marlin Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that Animas Resources Ltd. is located in Canada and that some of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS

This Directors’ Circular issued by the board of directors of Animas Resources Ltd. (“Animas” or the “Company”) contains forward looking statements and information under Canadian securities laws. All information, other than statements of historical fact, contained in this Directors’ Circular is forward-looking information.  Forward-looking information relates to future events or future performance. You can identify many of these statements by looking for words such as “believe,” “expects,” “will,” “intends,” “projects,” “anticipates,” “estimates,” “continues” or similar words or the negative thereof.  This forward-looking information is based on the reasonable expectations and beliefs of management as at the date of this Directors’ Circular and includes statements with respect to the consequences of the Marlin Offer (as herein defined) and the Board’s beliefs regarding the value of the Animas’ shares, changes in market conditions, changes or disruptions in the securities markets, price volatility of the Company’s securities, the availability of alternative transactions (including the GoGold Offer, as hereinafter defined) or the terms and conditions of any alternative transactions not being acceptable, the need for additional capital and the Company’s ability to raise additional funds, conclusions of economic evaluations, as well as those factors disclosed in the Company’s documents filed from time to time with the securities regulators in the provinces of Canada.  Forward-looking information is based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.

We cannot assure you that we will achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and information. The forward-looking statements and information are subject to risks and uncertainties, including those discussed elsewhere in this Directors’ Circular.  Although we believe that the expectations represented in such forward-looking statements and information are reasonable, no assurance can be given that these expectations will prove to be correct.  Some of the risks which could affect the forward-looking statements and information contained in this Directors’ Circular and which could cause future results to differ materially from those expressed in the forward-looking statements include:  the conditions to any alternative offer including the GoGold Offer, as defined herein, not being satisfied; the risk of new and changing regulation; costs or difficulties related to obtaining required regulatory approvals to complete the Marlin Offer or the GoGold Offer; or the uncertainty inherent in attracting capital.

These forward-looking statements and information are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information included in this Directors’ Circular are made as of the date of this Directors’ Circular and Animas undertakes no obligation to publicly update such forward-looking statements and information to reflect new information, subsequent events or otherwise other than as required by law.  You should not place undue reliance on forward-looking statements and information.

ii

CURRENCY

All dollar references in this Directors' Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Animas is a reporting issuer or equivalent in the provinces of British Columbia and Alberta and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in each of those provinces. Continuous disclosure documents are available at www.sedar.com under Animas’ company profile.

NO PERSONAL LIABILITY

The statements made in this Directors’ Circular are, to the extent they are the responsibility of the board of directors of Animas (“Board of Directors” or “Board”), the responsibility of the Board of Directors in their capacity as directors of Animas and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall the directors be personally liable for any statements contained herein nor shall resort be had to, or redress, recourse or satisfaction from, the private and/or personal property of the directors.

iii

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	II
CURRENCY	III
AVAILABILITY OF DISCLOSURE DOCUMENTS	III
NO PERSONAL LIABILITY	III
DIRECTORS' CIRCULAR	1
BACKGROUND TO THE OFFER	1
RECOMMENDATION OF THE BOARD OF DIRECTORS	4
REASONS FOR RECOMMENDING THE REJECTION OF THE OFFER	4
SHARE CAPITAL OF ANIMAS	4
BOARD OF DIRECTORS OF ANIMAS	5
OWNERSHIP OF SECURITIES OF DIRECTORS AND OFFICERS OF ANIMAS	5
OWNERSHIP OF SECURITIES BY ASSOCIATES AND AFFILIATES OF AN INSIDER OF ANIMAS	6
PRINCIPAL HOLDERS OF SECURITIES OF ANIMAS	6
INTENTION WITH RESPECT TO THE MARLIN OFFER	6
TRADING IN SECURITIES OF ANIMAS	7
ISSUANCES OF SECURITIES OF ANIMAS	7
OWNERSHIP OF SECURITIES OF THE OFFEROR	7
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS OF ANIMAS	7
ARRANGEMENTS BETWEEN ANIMAS AND ITS DIRECTORS AND OFFICERS	8
ARRANGEMENTS WITH SECURITYHOLDERS OF ANIMAS	8
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS WITH THE OFFEROR	8
MATERIAL CHANGES IN THE AFFAIRS OF ANIMAS	8
OTHER TRANSACTIONS	8
OTHER MATERIAL INFORMATION	8
STATUTORY RIGHTS	9
APPROVAL OF DIRECTORS' CIRCULAR	9
CERTIFICATE	C

DIRECTORS’ CIRCULAR

This directors' circular (the “Directors’ Circular”) is issued by the Board of Directors in response to the offer (the “Offer”) made by Marlin Gold Mining Ltd. (the “Offeror”) to the shareholders to purchase all of the issued and outstanding Common Shares, at a price of $0.10 per Common Share payable in cash, together with any associated rights issued under the shareholder rights plan of Animas. The terms and conditions of the Marlin Offer are set out in the circular of the Offeror dated December 23, 2013 (the “Takeover Circular”).  The Marlin Offer is open for acceptance until 5:00 p.m. Eastern time on January 28, 2013, unless the Marlin Offer is extended, withdrawn or varied.

BACKGROUND TO THE OFFER

On November 25, 2013, Animas announced that it had entered into an initial letter of intent (the “Letter of Intent”) with GoGold Resources Inc. (“GoGold”) regarding the sale of the Santa Gertrudis Gold Project (the “Santa Gertrudis Project”). The Letter of Intent allowed GoGold to acquire 100% of Animas’ subsidiaries which hold the titles to the Santa Gertrudis Project and, in return, GoGold will pay Animas:

•

$3,000,000 in cash over three years from the date of closing of the transaction,

•

a 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals in the Santa Gertrudis Project (the “NSR”).  The NSR will be calculated and paid before any tax, VAT or withholding tax; and,

•

starting January 1, 2017, a minimum advance royalty (the “Advance Royalty”) of $250,000 for a period of four years in the event that the mine is not in production. The advance royalty payments will be credited against any payments of the NSR.

The Letter of Intent was subject to several conditions being met, including the signing of a definitive agreement, and Exchange and shareholder approval.

On November 28, 2013, the Offeror made a proposal (the “Marlin Acquisition Proposal”) to Animas that included terms equivalent to the NSR and the Advance Royalty but for a payment of $5,000,000 payable in cash on closing of the acquisition. On December 3, 2013 Animas contacted Marlin twice to discuss details about the Marlin Acquisition Proposal and their bid for the Santa Gertrudis Project with the Offeror, including asking about Marlin, their ability to make the payment offered, and Marlin’s ability to put a mine into production in Mexico. Animas also asked Marlin if they were aware of the details of the history with the Ejido because Marlin had not visited the project, and asked the Offeror if they were willing to make certain property payments due in January, 2014, and also asked Marlin to remove their requirement for further due diligence. Despite these negotiations, the Offeror did not alter their offer, nor did they confirm their willingness to make the property payment due in January, 2014. During the period from November 28th to December 4th, Animas also worked to perform some due diligence on Marlin by contacting parties that had worked with the Marlin Directors and Management group before, and to understand the history of Marlin, its financial situation, and the abilities of its management team to put mines into production because the value of the NSR depended on having a good operator.  Also during December 2nd, 2013, to December 5th, 2013, two of Animas’ Directors travelled to Mexico to meet with Animas personnel in Hermosillo, Mexico, and to meet with GoGold personnel in Mexico. After informing GoGold of the offer from Marlin, as required by the Letter of Intent with GoGold, GoGold responded by matching the Marlin offer and improving it in two ways. Firstly, GoGold, which had done a few months of due diligence, agreed to waive the requirement for any further due diligence, and secondly GoGold agreed to make a non-refundable payment of $250,000 upon signing of a definitive agreement.

Consequently Animas’ board elected to proceed with the offer from GoGold.  Animas’ decision to proceed with the GoGold Offer was also partially based on the fact that the Animas board believed that GoGold was better positioned to put the Santa Gertrudis mine back into production in a more timely manner than Marlin as a result of its significant due diligence conducted in relation to the project.

Consequently, on December 4, 2013, both GoGold and Animas announced that GoGold had matched the Marlin Acquisition Proposal and entered into a definitive agreement (the “GoGold Agreement”) with Animas (the “GoGold Transaction”) providing terms materially equivalent to the Marlin Acquisition Proposal, except that it did not include any further requirements for due diligence on the Santa Gertrudis Project.

On December 7th, 2013, Animas received an email from a Board member of Marlin stating that this Board member represented ownership of 80% of the shareholders of Marlin and that he planned to recommend to the Board of Marlin to make a proposal directly to Animas’ shareholders because he believed that Marlin had been unable to engage in meaningful negotiations with Animas. He also stated that he would be in contact during the following week, but no further communications were received.

As the GoGold Transaction was subject to shareholder approval, on December 9, 2013, Animas scheduled a special meeting for February 7, 2014 to seek Shareholder approval of the GoGold Transaction.

Concurrently on December 9, 2013, the Offeror announced its intention to make an offer to acquire all of the outstanding common shares of Animas at a price of $0.10 in cash for each Animas common share validly tendered to the Offeror.  On December 23, 2013, the Offeror mailed the Takeover Circular to shareholders.  The Marlin Offer is subject to certain conditions including a minimum tender threshold of 66 2/3%, receipt of all required regulatory approvals and third ‐ party consents, the absence of any material adverse change in Animas, the absence of certain prohibited activities on the part of Animas (including share issuances, material debt issuances, acquisitions and dispositions, including, but not limited to, the GoGold Transaction) until the expiry of the Marlin Offer, no untrue statements or omissions in Animas' public disclosure and Animas' shareholder rights plan being waived, invalidated or cease traded.

On December 24, 2013, the Board of the Company formed a special committee (the “Special Committee”) to consider the Marlin Offer and any other offers that may arise in connection thereto.

Animas was advised that at some point prior to December 24th, the largest shareholder of Animas contacted both Marlin and GoGold and these groups were asked to make their best and final offer to purchase his Animas shares (and potentially shares held by other significant shareholders of Animas) in return for the shareholders entering into Lock up Agreements with the company making the best offer. The Board of Animas was informed of the situation and asked for trading in the Common Shares of Animas to be halted on the evening of December 26th, 2013.

On December 30, 2013, in response to the Marlin Offer, GoGold announced its intention to acquire all of the issued and outstanding common shares and warrants of the Company (the “GoGold Offer”).  Under the GoGold Offer, Animas shareholders will be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. Based on the closing prices of GoGold and Animas on December 24, 2013, the transaction values each Animas Common Share at $0.15 and represents a premium of approximately 87.5% to Animas shareholders. Based on the 20-day volume-weighted average share prices of both companies the premium to Animas shareholders is 142%.  In addition GoGold intends to offer one GoGold common share for each $0.94 of in-the-money value of the Animas warrants, rounded down the nearest whole GoGold Share.

It is anticipated that the GoGold Offer will be subject to certain conditions, including, but not limited to, receipt of all necessary regulatory clearances, absence of material adverse changes in Animas and acceptance of the offer by Animas shareholders owning not less than 66 2/3% of the Animas common shares on a fully-diluted basis. Once the 66 2/3% acceptance level is met, GoGold intends, but is not required to, take steps to acquire all of the outstanding Animas common shares and other convertible securities or rights to acquire Animas common shares.

In connection with the GoGold Offer, GoGold has entered into lock-up agreements (“GoGold Lock Up Agreements”) with certain shareholders (the “Locked Up Shareholders”) currently owning, in aggregate, 44,269,830 shares or approximately 61.8% of the issued and outstanding shares of the Company (approximately 64.7% fully diluted), pursuant to which such shareholders have agreed to tender their common shares to the GoGold Offer.  Under the Lock-Up Agreements, the Locked-Up Shareholders are precluded from tendering or voting any of their Animas common shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the GoGold Offer.  In connection with the execution of the Lock-Up Agreements, GoGold deposited $1,000,000 in escrow with an escrow agent. Under the terms of the escrow, the escrow agent will pay to Animas $1,000,000 if GoGold does not mail the take-over bid circular and related documents by January 28, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the securities of Animas deposited under the GoGold Offer by April 30, 2014, in each case provided that the Locked-Up Shareholders are at all times in compliance with their obligations under the Lock-Up Agreements and the Animas board of directors have unanimously recommended that Animas shareholders accept the GoGold offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

On December 28, 2013, the Board of Directors met with legal counsel present and considered the Marlin Offer and the proposed GoGold Offer and determined that the GoGold Offer is likely to, if consummated in accordance with its terms, result in a transaction which is more favorable to shareholders than the Marlin Offer.   In arriving at its conclusions and formulating its recommendations the Directors considered fully all the matters related to under the heading “Reasons for Recommending the Rejection of the Marlin Offer”.  At this meeting, which included the members of the Special Committee, the Special Committee determined that it was not necessary to meet independent of the Board to consider the Marlin Offer and the proposed GoGold Offer. The Board also determined that the GoGold Offer was significantly and clearly superior to the Marlin Offer and it was determined that a financial advisor was not required. As a result, Animas issued a press release on December 30, 2013 recommending that all shareholders reject the Marlin Offer as it was deemed to be inferior to the GoGold Offer and waived the application of the Company’s shareholder rights plan dated as of June 3, 2011 in connection with the Marlin Offer and the GoGold Offer.

Consequently, on January 3, 2014, the Board of Directors approved this Directors’ Circular and authorized its mailing to shareholders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has unanimously determined that the shareholders REJECT the Marlin Offer and NOT DEPOSIT their Common Shares to the Marlin Offer. See “Reasons for Recommending the Rejection of the Marlin Offer”.

Shareholders should consider the Marlin Offer carefully and come to their own conclusion as to whether to accept or reject the Marlin Offer. Shareholders who are in doubt as to how to respond to the Marlin Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Marlin Offer may have tax consequences. The Takeover Circular contains a discussion of the principal Canadian federal tax considerations generally applicable to shareholders. Shareholders are urged to read the Takeover Circular and to consult their own professional tax advisors for advice with respect to potential tax consequences to them in connection with the decision to accept or not accept the Marlin Offer, as the case may be.

REASONS FOR RECOMMENDING THE REJECTION OF THE OFFER

The Board of Directors has carefully considered the Marlin Offer and has concluded that the Marlin Offer is unfair to shareholders and is not in the best interests of Animas and Shareholders. In reaching this conclusion, as well as its decision to recommend that Shareholders reject the Marlin Offer, the Board considered a number of factors, including the following:

•

The Board’s recommendation is based primarily on the fact that, as publicly announced, Animas is aware of the GoGold Offer.  The GoGold Offer will represent a 50% premium over the consideration offered under the Marlin Offer.

•

The Board has been advised that Locked-Up Shareholders, collectively owning 44,269,830 shares or 61.8% of the Company’s issued and outstanding common shares as of the date of this Directors’ Circular, have agreed to tender their common shares to the GoGold Offer.  Under the Lock-Up Agreements, the Locked-Up Shareholders are precluded from tendering or voting any of their Animas common shares in favour of any other acquisition proposal relating to Animas and in certain circumstances are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with the GoGold Offer.  As the Marlin Offer is subject to certain conditions including a minimum tender threshold of 66 2/3%, the Marlin Offer will not be successful even if all of the issued and outstanding shares not held by the Locked-Up Shareholders are tendered to the Marlin Offer.

•

In addition to the requirement for shareholder approval, the Marlin Offer is highly conditional, including the requirement for the Offeror to be satisfied in its reasonable discretion that the GoGold Agreement has been terminated or has no possibility of being consummated.

SHARE CAPITAL OF ANIMAS

The authorized share capital of Animas consists of an unlimited number of Common Shares. As of the date of this Directors’ Circular, 71,630,884 Common Shares were issued and outstanding.

As of this Directors’ Circular, Animas also has 12,500,000 warrants exercisable at $0.10 until May 10, 2016 outstanding, as well as 100,000 stock purchase options exercisable at $0.10 until November 8, 2017 outstanding.

The Company has also reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the date on which the Santa Gertrudis Property is sold by the Company to an independent third party.  To the extent that any Bonus Shares have already been issued pursuant to certain conditions in (a) above, any subsequent issuances under (a), (b) or (c) will be for such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

BOARD OF DIRECTORS OF ANIMAS

The following are the members of the Board of Directors: Mark T. Brown, Hugh Miller, John R. Wilson and Dave C. Beling.

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF ANIMAS

The following table sets out the number, designation and percentage of outstanding securities of Animas beneficially owned, or over which control or direction is exercised by each officer or director.

Name	Position Held	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)	% of common shares beneficially owned, directly or indirectly, or controlled or directed at present
MARK T. BROWN British Columbia, Canada President, CEO,& Director	President, Pacific Opportunity Capital Ltd. (“POC”); founder of Rare Element Resources Ltd., director of Big Sky Petroleum Corporation, , Avrupa Minerals Ltd., Estrella Gold Corporation, Almaden Minerals Ltd., Galileo Petroleum Ltd., Strategem Capital Corporation and Sutter Gold Mining Inc.	5,221,808(2)	7.3%
HUGH MILLER Colorado, United States Director	Mining Engineering Professor and Consultant – Mining Engineer.	Nil	Nil
JOHN R. WILSON Minnesota, United States Director	President and Chief Executive Officer of the Company since September 2011; Vice-President of Exploration of the Company from July 2007 to September 2011; Chief Executive Officer and President of Estrella Gold Corporation.	20,000	0.03%
DAVID C. BELING Grand Junction, Colorado Director	President, Chief Executive Officer and director of Bullfrog Gold Corp.; director of NioCorp Developments Ltd.	Nil	Nil

Notes:
(1)	The information as to common shares beneficially owned or controlled has been provided by the directors themselves.
(2)

4,342,808 of these common shares are held by POC, a company controlled by Mark T. Brown and his family and of which Mark T. Brown is the President and a director, 126,000 of these common shares are held by a company 100% owned by Mark Brown and 753,000 of these common shares are held by Mark T. Brown personally.

OWNERSHIP OF SECURITIES BY ASSOCIATES AND AFFILIATES
OF AN INSIDER OF ANIMAS

The following table, after reasonable enquiry, to the knowledge of the directors and officers of Animas, sets out the number, designation and percentage of outstanding securities of Animas beneficially owned, or over which control or direction by each associate or affiliate of an insider of Animas.

Name	Position Held	No. of Common Shares Beneficially Owned or Over Which Control of or Direction is Exercised	Percentage of Outstanding Common Shares
Ernesto Echavarria	Shareholder	22,245,263	31.1%

After reasonable enquiry, to the knowledge of the directors and officers of Animas, no securities of Animas are owned, directed or controlled by: (i) any associate or affiliate of Animas; (ii) any insider of Animas (other than as described above); and (iii) any person or company acting jointly or in concert with Animas.

PRINCIPAL HOLDERS OF SECURITIES OF ANIMAS

Except as described above, to the knowledge of the directors and senior officers of Animas, after reasonable enquiry, as of the date of this Directors’ Circular, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of Animas and no person acting jointly or in concert with Animas owned any securities of Animas.

INTENTION WITH RESPECT TO MARLIN OFFER

None of the Directors and Officers who beneficially own, directly or indirectly, or exercise control or direction over securities of the Company has advised the Company that they have a present intention to accept the Marlin Offer.  In addition, no other person or company holding outstanding common shares has advised the Company that they have a present intention to accept the Marlin Offer and, in fact, the Locked-Up Shareholders have entered into the Lock-Up Agreements which preclude them from tendering or voting any of their Animas shares in favor of the Marlin Offer.

TRADING IN SECURITIES OF ANIMAS

Except as set out below, none of Animas, any director or officer of Animas nor, to their respective knowledge after reasonable enquiry, any other insider of Animas, any associate or affiliate of an insider of Animas, any affiliate or associate of Animas, or any person or company acting jointly or in concert with Animas has engaged in any transaction in respect of securities of Animas during the six months preceding the date hereof.

Name	Date of Trade	No. of Common Shares Acquired (+) or Sold (–)	Price per Common Share
Mark T. Brown	September 9, 2013	+ 2,000	$0.03

ISSUANCES OF SECURITIES OF ANIMAS

Except as set out below, no Common Shares (or securities convertible into Common Shares) have been issued to the directors or officers or other Insiders of Animas in the two-year period preceding the date of this Directors' Circular.

Name	Nature of Issue	Number of Securities	Issuer/Exercise Price Per Security	Date of Issuance
Mark T. Brown(1)	Private Placement	2,130,000	$0.05	May 10, 2013
Ernesto Echavarria	Private Placement	5,000,000	$0.05	May 10, 2013

Note:
(1)

2,000,000 of these common shares were issued to POC, a company controlled by Mark T. Brown and his family, and of which Mark T. Brown is the President and a director.  The balance of 130,000 common shares are held by Mark T. Brown personally.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Animas or the directors or officers of Animas or, to their knowledge after reasonable enquiry, any associate or affiliate of an insider of Animas, any associates or affiliates of Animas, any insider of Animas (other than a director or officer of Animas) or any person or company acting jointly or in concert with Animas, beneficially owns, or exercises control or direction over, any securities of the Offeror.

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS
AND OFFICERS OF ANIMAS

There is no agreement, commitment or understanding made or proposed to be made between the Offeror and any of the directors or officer of Animas, or any payment or other benefit proposed to be made or given, in respect of compensation for loss of office or their remaining in or retiring from office if the Marlin Offer is successful.

None of the directors or officers of Animas is a director or officer of the Offeror or any of its subsidiaries.

ARRANGEMENTS BETWEEN ANIMAS AND ITS DIRECTORS AND OFFICERS

There is no agreement, commitment or understanding made or proposed to be made between Animas and any of the directors or officers of Animas, or any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Marlin Offer is successful.

ARRANGEMENTS WITH SECURITYHOLDERS OF ANIMAS

Except as otherwise described or referred to in the Directors’ Circular, to the knowledge of the Board of Directors, there is no agreement, commitment or understanding made or proposed to be made between the Offeror and a securityholder of Animas relating to the Marlin Offer.

INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL TRANSACTIONS
WITH THE OFFEROR

None of the directors or officers of Animas, or their associates and, to the directors and officers knowledge after reasonable enquiry, any person or company who owns more than 10% of any class of equity securities of Animas as at the date hereof has any interest in any material transaction to which the Offeror is a party.

None of the directors and senior officers of Animas, nor any of their associates, has any interest in any material contract to which the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF ANIMAS

Other than as described in this Directors’ Circular, the directors and senior officers of Animas are not aware of any information that indicates any material change in the affairs of Animas since October 30, 2013, being the date of the last published interim financial statements of Animas.

OTHER TRANSACTIONS

There is no transaction, Board resolution, agreement in principle or signed contract of Animas, other than as described or referred to in this Directors' Circular, which has occurred in response to the Marlin Offer.  Other than in respect to the proposed GoGold Offer, no negotiations are underway in response to the Marlin Offer which relate to or would result in (a) an extraordinary transaction such as a merger or reorganization involving Animas, (b) the purchase, sale or transfer of a material amount of assets by Animas, (c) a competing take-over bid, (d) an issuer bid for or other acquisition of securities by or of Animas, or (e) any material change in the present capitalization or dividend policy of Animas.

OTHER MATERIAL INFORMATION

Except as otherwise described or referred to this Directors' Circular, or otherwise publicly disclosed, no information is known to the directors or senior officers of Animas that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Marlin Offer.

STATUTORY RIGHTS

Securities legislation in the provinces of British Columbia and Alberta provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CERTIFICATE

Dated: January 6, 2014

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors:

/s/ Mark T. Brown	/s/ John R. Wilson
(Signed) Mark T. Brown	(Signed) John R. Wilson
Chairman of the Board of Directors	Director

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release, dated December 9, 2013

News release, dated December 30, 2013

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Animas Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of this Schedule, Animas Resources Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2014

ANIMAS RESOURCES LTD.

By:	/s/ Winnie Wong
Name:	Winnie Wong
Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	News release, dated December 9, 2013

1.2	News release, dated December 30, 2013

Exhibit 1.1

Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

December 9, 2013

NR 13 - 12

Animas Responds to Marlin News and sets date for Special Meeting

Animas Resources Ltd. (TSX.V: ANI) is responding to the announcement this morning by Marlin Gold Mining Ltd. (“Marlin”) that it intends to make an offer to acquire all of the outstanding common shares of Animas at $0.10 per share. It should be noted that Marlin’s press release does not constitute a formal offer and until such time as a takeover bid circular is prepared and mailed to shareholders, there is no offer.

Animas’ Board of Directors will review and carefully consider any offer received from Marlin and intends to engage a financial advisor to assist it in this process. Upon receipt of an offer, Animas’ board will make a recommendation to its shareholders in connection with the offer as required by securities legislation. It is noted that the proposed terms of the offer from Marlin do not include any NSR or payment in lieu of an NSR. The agreement with GoGold Resources Inc. (“GoGold”) includes a 3% NSR royalty, which is an important and valuable component of the transaction with GoGold.

The news release from Marlin contains at least one factual misstatement.  Animas did, in fact, discuss the transaction and their bid for the Santa Gertrudis Gold Project with Marlin on several occasions, including asking Marlin to remove their requirement for further due diligence as had GoGold prior to signing the agreement with GoGold. Marlin did not alter their offer and Animas’ board elected to proceed with the offer from GoGold who were ready to conclude the transaction in an expeditious manner by exercising their right to match the Marlin bid.

Mark T. Brown, President & CEO, stated that “For some time now our major shareholders have felt that Animas’ shares have been significantly undervalued and we began seeking a group to unlock the value of the Santa Gertrudis Gold Project by putting the mine back into production. After having several groups visit the project, GoGold made the first offer and we began negotiating with them and got a good understanding of their ability to put this mine back into production. Understanding their production ability was a key component to the transaction and Animas agreed to take back a reasonably high 3% NSR royalty from future production. The major shareholders of Animas have stated in the past that simply cashing out of the Animas shares at a time when we were significantly undervalued did not make sense.”

The interests of the shareholders and management are closely aligned considering that Animas management owns approximately 7% of the Company. Animas’ management and Board of Directors will continue to work to get the very best value for the shareholders of Animas.

In the meantime, Animas has scheduled to have a Special Meeting on February 7, 2014 to seek shareholder approval of the transaction with GoGold as announced on December 4, 2013.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, B. Comm. CA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Exhibit 1.2

Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

December 30, 2013

NR 13 - 13

Animas Responds to GoGold proposal to Acquire Animas

• 58.7% of shareholders agree to support GoGold offer.

• Offer is 50% higher than previous offer.

• Animas recommends to reject Marlin Gold offer.

Animas Resources Ltd. (TSX.V: ANI) (“Animas” or the “Company”) announces that, as previously announced by GoGold Resources Inc. (“GoGold”) in its press release of today’s date, GoGold intends to make an offer to acquire all of the outstanding common shares and warrants of the Company for $0.15 per common share.

Mark T. Brown, CA, Director, President & CEO commented that: “Significant shareholders of Animas have informed the Company that they have entered into agreements to support the offer by GoGold. The Board of Animas has also unanimously agreed to support the GoGold offer and advises shareholders to reject the Marlin Gold offer which was for $0.10 per share as announced on December 23, 2013.”

GoGold’s Proposed Offer

Pursuant to the proposed GoGold offer, Animas shareholders will be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. Based on the closing prices of GoGold and the Company on December 24, 2013, the transaction values each Animas Common Share at $0.15 and represents a premium of approximately 87.5% to Animas shareholders. Based on the 20-day volume-weighted average share prices of both companies the premium to Animas shareholders is 142%.  In addition, GoGold intends to acquire all of the Animas warrants. GoGold intends to offer one GoGold common share for each $0.94 of in-the-money value of the Animas warrants, rounded down the nearest whole GoGold Share.

58.7% of Animas Shareholders Sign Lock Up Agreements

In connection with the proposed offer, Animas has been advised that GoGold has entered into “hard” lock-up agreements with certain Animas shareholders owning 42,054,130 Animas common shares, or approximately 58.7% of the Animas issued and outstanding common shares (approximately 60.7% fully diluted), pursuant to which such shareholders have agreed to tender their common shares to the proposed takeover bid by GoGold.

In connection with the proposed offer and the entering into lock-up agreements, GoGold has deposited $1,000,000 in escrow with an escrow agent. Under the terms of the escrow, the escrow agent will pay to the Company $1,000,000 if GoGold does not mail the take-over bid circular and related documents by January 28, 2014 (subject to extension in certain limited circumstances) or if GoGold does not take-up and pay for the securities of Animas deposited under the offer by April 30, 2014, in each case provided that the locked-up shareholders are at all times in compliance with their obligations under the lock-up agreements and the Company’s board of directors have unanimously recommended that Animas shareholders accept the GoGold offer and such recommendation shall not have been withdrawn, changed, modified or qualified in a manner adverse to GoGold.

The Board of Directors of Animas, on a preliminary basis, is unanimously supporting the proposed offer by GoGold and propose that, subject to receipt of the final offer, they will be recommending that all of the shareholders of Animas tender their shares to the proposed offer, once formally made by GoGold.

Animas Board Recommends Shareholders reject Marlin Gold Offer

The Board of Directors is also recommending that all shareholders reject the offer made by Marlin Gold on December 23rd as it is inferior to the proposed offer to be made by GoGold.  The Board of Directors will be preparing and sending to all shareholders a Directors Circular within the time frames prescribed by securities legislation recommending that shareholders reject the Marlin Gold offer.  Shareholders should take no further action with respect to the Marlin offer and should contact the Company if they have taken any action to tender their shares to the Marlin Gold takeover bid.

The Board has also formally waived the application of the Company’s shareholders’ rights plan both in connection with the Marlin Gold offer and for the proposed offer to be made by GoGold.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, B. Comm. CA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.